Exhibit 99.1

TAOP Reports Fiscal Year 2019 Financial Results

SHENZHEN, China, June 12, 2020 - Taoping Inc. (NASDAQ: TAOP), a leading provider of internet-based smart display screens, and a new-media ecosystem that enables targeted advertising and online retail, today announced its financial results for the year ended December 31, 2019.

Fiscal Year 2019 Financial Highlights

●	Revenue was $13.8 million for the year ended December 31, 2019, compared to total revenue of $20.6 million for the year ended December 31, 2018.

●	For the year ended December 31, 2019, net loss attributable to the Company was $3.6 million, compared to net income of $1.7 million for the year ended December 31, 2018.

●	Gross profit as a percentage of revenue was 47.9% for the year ended December 31, 2019 and was 46.9% for the year ended December 31, 2018.

“In 2019, we expanded Taoping Network to approximately 200 cities, up from 100 cities at the beginning of 2019. We are glad not only that we achieved this expansion, but also that the majority of our city partners and Taoping Alliance Members achieved profitability and gained market share, which gives us confidence that we are on the right track to expand our network into the 3rd, 4th, and 5th tier cities where consumption growth is robust. Our sales decreased because smaller cities normally do not need as many Taoping display screens as big cities,” said Mr. Jianghuai Lin, CEO and Chairman of TAOP.

Mr. Lin continued, “On top of Taoping Apps for advertisers and display screen owners, we have enhanced our technology platform to integrate with third-party display screens, whether new or already installed, and through cloud connect with third party online advertising platforms (such as Baidu), thus not only increases the number of display screens in our network but also serve these display screens with various kinds of programs, e.g. traditional offline or outdoor advertising programs, online advertising programs, announcement boards, interactive advertising campaigns, etc. Currently, we are providing technical operations of Taoping Network and Taoping e-Stores for free. As part of our growth strategy, we expect to share advertisement revenues and transaction revenues with our city partners sometime in the future or to exercise our right to acquire our city partners, and to continue the expansion of our network to reach more low-tier cities. Though we experienced adverse impacts from the coronavirus pandemic, we are focusing our development efforts on intelligent connections with all major online advertising platforms in China. As China is opening for business, we are experiencing recovery of demands.”

Operational Highlights

●	Taoping Alliance has penetrated into the county-level market nationwide. The number of Taoping Alliance members has increased to approximately 200 from 100 at the beginning of 2019, with a coverage of twenty-six provinces out of thirty-four in China and three overseas members including Canada-based Capital Green Tech & Trade Corp. (CG), Asia Taoping Pte. Ltd. (Asia Taoping), and Singapore Taoping Pte. Ltd. (Singapore Taoping).

●	In January 2020, the Company officially launched Taoping Cloud Window, an innovative cross-platform App that integrates third-party screens to its resource sharing “Smart IoT Terminal - Taoping Net/App - Taoping Go (e-Store)” new media ecosystem. Taoping Cloud Window App is compatible with various models of digital screens (TV screens, LED screens, billboards, etc.) in the market. After installing the App, third-party display screens can be integrated into Taoping Network of smart display screens and can operate on Taoping smart cloud platform for ad publishing, payment processing and targeted advertising.

●	In March 2020, the Company announced its cooperation with Baidu Inc. (Nasdaq: BIDU) and Beijing ZMT Network Technology Co., Ltd., for Taoping Smart Cloud API (“Application Programming Interface”) to integrate with the two companies’ advertising platforms, Baidu Juping and ZMT Smart Screen.

Financial Results for Fiscal Year 2019

Revenue

Revenue was $13.8 million for the year ended December 31, 2019, compared to total revenue of $20.6 million for the year ended December 31, 2018, a decrease of $6.8 million, or 33%. The decrease was primarily due to the unfavorable macro-economic environment and the slowdown of the out-of-home advertising market in China in 2019.

Gross Profit

Gross profit was $6.6 million for the year ended December 31, 2019, a decrease of $ 3.1 million compared to $9.7 million for the year ended December 31, 2018. Gross profit as a percentage of revenue was 47.9% for the year ended December 31, 2019 and was 46.9% for the year ended December 31, 2018.

The increase in the overall gross margin primarily resulted from the cost advantages in new products and services offered to customers in the private sector.

Administrative, R&D and Selling Expenses

Administrative expenses increased by $2.3 million, or 54.8%, to $6.6 million for the year ended December 31, 2019, from $4.3 million for the year ended December 31, 2018. As a percentage of revenue, administrative expenses increased to 48.3% for 2019, from 20.9% for 2018. Such increase was primarily due to an increase of $2.8 million in provision of doubtful account receivable, as a result of the unfavorable macro-economic environment and the slowdown of the out-of-home advertising industry in China.

Research and development (“R&D”) expenses decreased by $1.2 million, or 24.5%, to $3.6 million for the year ended December 31, 2019, from $4.8 million for the year ended December 31, 2018. Such decrease was primarily due to the decrease of depreciation of R&D related hardware equipment and software. As a percentage of revenue, research and development expenses increased to 26.1% for 2019, from 23.1% in 2018.

Selling expenses increased by $0.1 million, or 21.9%, to $0.5 million for the year ended December 31, 2019, from $0.4 million for the year ended December 31, 2018. This increase was due to the headcount increase of the sales and marketing staff for expansion of nationwide Taoping network.

Net (loss) income attributable to Company

For the year ended December 31, 2019, net loss attributable to the Company was $3.6 million, compared to net income of $1.7 million for the year ended December 31, 2018.

Cash and Financial Position

As of December 31, 2019, the Company had cash and cash equivalents of $1.5 million, compared to $1.7 million as of December 31, 2018. Working capital deficiency was $7.0 million as of December 31, 2019, compared to a working capital of $4.9 million as of December 31, 2018.

Net cash used in operating activities was $1.7 million for the year ended December 31, 2019 and net cash provided by operating activities was $2.5 million for the year ended December 31, 2018.

About Taoping Inc.

Taoping Inc. (formerly known as China Information Technology, Inc.) (TAOP), is a leading provider of smart display terminals and solutions for targeted advertising and online retails. The Company provides the integrated end-to-end digital advertising solutions enabling customers to distribute and manage ads on cloud-based ad display screens. Connecting owners of Taoping screens, advertisers and consumers, it builds up a resource sharing “Smart IoT Screen Network- Taoping App - Taoping Go (e-Store)” media ecosystem to ultimately achieve the mission “our technology makes advertising and branding affordable and effective for everyone.” To learn more, please visit http://www.taop.com/.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Taoping Inc. and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as “believes”, “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Taoping Inc.
Chang Qiu
Email: chang_qiu@taoping.cn

or

Dragon Gate Investment Partners LLC
Tel: +1 (646)-801-2803
Email: taop@dgipl.com

TAOPING INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2019 AND 2018

	December 31, 2019	December 31, 2018
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,519,666	$1,653,260
Accounts receivable, net	4,926,081	7,995,931
Accounts receivable-related parties, net	8,733,263	9,545,453
Advances to suppliers	1,064,901	504,002
Inventories, net	302,938	693,677
Loan receivable	-	2,180,655
loan receivable - related party	397,041	-
Other current assets	2,087,946	6,304,722
TOTAL CURRENT ASSETS	19,031,836	28,877,700

Non-current accounts receivable, net	1,648,109	1,078,777
Non-current accounts receivable-related parties, net	3,793,949	-
Property, plant and equipment, net	11,835,516	11,599,416
Intangible assets, net	1,496	59,921
Other assets, non-current	4,304,640	-
TOTAL ASSETS	$40,615,546	$41,615,814

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	$6,584,664	$6,082,574
Accounts payable	12,586,696	11,700,763
Accounts payable-related parties	65,276	66,135
Advances from customers	421,700	304,021
Advances from customers-related parties	140,938	51,183
Amounts due to related parties	129,139	1,005,307
Accrued payroll and benefits	193,912	243,976
Other payables and accrued expenses	4,897,672	4,247,391
Income tax payable	70,653	310,537
Convertible note payable, net of debt discounts	916,511	-
TOTAL CURRENT LIABILITIES	26,007,161	24,011,887
EQUITY
Ordinary shares, 2019 and 2018: par $0; authorized capital 100,000,000 shares; shares issued and outstanding, 2019: 42,000,163 shares; 2018: 41,760,163 shares;	126,257,156	126,146,996
Additional paid-in capital	16,461,333	15,782,904
Reserve	14,044,269	14,044,269
Accumulated deficit	(174,517,769)	(170,935,437)
Accumulated other comprehensive income	23,022,845	23,218,159
Total equity of the Company	5,267,834	8,256,891
Non-controlling interest	9,340,551	9,347,036
TOTAL EQUITY	14,608,385	17,603,927

TOTAL LIABILITIES AND EQUITY	$40,615,546	$41,615,814

TAOPING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

	2019	2018	2017
Revenue – Products	$3,116,145	$6,546,016	$4,312,048
Revenue - Products-related parties	7,352,236	9,373,272	9,103,222
Revenue – Software	2,246,497	3,037,912	3,441,582
Revenue – Software-related parties	-	45,400	-
Revenue – System integration	-	-	390,465
Revenue – Others	969,751	1,490,324	884,584
Revenue - Others-related parties	106,674	85,416	57,373
TOTAL REVENUE	13,791,303	20,578,340	18,189,274

Cost – Products	6,448,965	9,808,837	8,973,539
Cost – Software	525,473	783,702	733,617
Cost – System integration	57,911	227,677	135,224
Cost – Others	156,743	104,030	25,128
TOTAL COST	7,189,092	10,924,246	9,867,508

GROSS PROFIT	6,602,211	9,654,094	8,321,766

Administrative expenses	6,657,972	4,299,820	3,621,570
Research and development expenses	3,592,843	4,756,088	4,031,313
Selling expenses	523,557	429,362	1,119,586
(LOSS) INCOME FROM OPERATIONS	(4,172,161)	168,824	(450,703)

Subsidy income	431,555	556,187	476,517
Other income (loss), net	238,200	400,566	281,556
Interest income	133,517	36,381	7,900
Interest expense and debt discounts expense	(499,852)	(484,403)	(450,024)
Change in fair value of warrant liability	-	-	3,720

(Loss) income before income taxes	(3,868,741)	677,555	(131,034)

Income tax benefit	274,480	1,201,231	1,070,343
NET (LOSS) INCOME	(3,594,261)	1,878,786	939,309
Less: Net (loss) income attributable to the non-controlling interest	11,929	(186,803)	(80,704)
NET (LOSS) INCOME ATTRIBUTABLE TO THE COMPANY	$(3,582,332)	$1,691,983	$858,605

(Loss) earnings per share - Basic and Diluted
Basic	$(0.09)	$0.04	$0.02
Diluted	$(0.09)	$0.04	$0.02
(LOSS) EARNINGS PER SHARE ATTRIBUTABLE TO THE COMPANY
Basic	$(0.09)	$0.04	$0.02
Diluted	$(0.09)	$0.04	$0.02

TAOPING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

	2019	2018	2017
OPERATING ACTIVITIES
Net (loss) income	$(3,594,261)	$1,878,786	$939,309
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Provision for losses on accounts receivable and other current assets	3,628,544	830,266	422,388
Provision for obsolete inventories	115,191	30,403	176,570
Depreciation	2,842,787	2,940,387	2,036,438
Amortization of intangible assets	58,164	734,150	820,468
Amortization of convertible note discount	46,165	-	-
Loss (gain) on sale of property and equipment and land use rights		4,243	(7,845)
Loss from disposal of inventories	62,732	189,861	138,316
Stock-based payments for consulting services	86,326	43,788	96,313
Stock-based compensation	494,316	584,629	487,407
Gain from write-off of long aged payables	-	(278,099)	(678,012)
Impairment of long-term investments	-	45,400	-
Change in fair value of warrants liability	-	-	(3,720)
Changes in operating assets and liabilities:
Accounts receivable	923,873	(5,156,120)	(2,145,097)
Accounts receivable from related parties	(5,262,357)	(5,137,222)	(4,694,068)
Inventories	207,233	(320,267)	652,921
Increase in other non-current assets	(4,343,311)
Other receivables and prepaid expenses	4,385,133	2,497,105	6,962,862
Advances to suppliers	(598,082)	1,123,765	(1,423,441)
Amounts due to/from related parties	(870,859)	(118,771)	-
Other payables and accrued expenses	663,584	652,149	1,497,312
Advances from customers	122,720	38,951	(1,442,928)
Advances from customers from related parties	91,233	(939,957)	2,111,157
Accounts payable and bills payable	(503,267)	3,963,341	(239,628)
Accounts payable from related party	-	68,845	-
Income tax payable	(237,968)	(1,201,831)	(1,166,473)
Net cash (used in) provided by operating activities	(1,682,104)	2,473,802	4,540,249

INVESTING ACTIVITIES
Proceeds from sale of property and equipment	133	577	7,845
Purchases of property and equipment	(1,619,325)	(1,797,510)	(3,783,064)
Disbursement of loan receivable - related party	(400,608)
Proceeds(disbursement) of Loan receivable	2,171,655	(2,270,006)	-
Net cash provided by (used in) investing activities	151,855	(4,066,939)	(3,775,219)

FINANCING ACTIVITIES
Proceeds from borrowings under short-term loans	7,817,959	6,810,017	8,880,840
Proceeds from exercise of consultants stock options	-	44,843	-
Proceeds from issuance of convertible note, net of debt issuance costs	1,000,000	-	-
Proceeds from issuance of ordinary shares in connection with private placement	-	1,500,000	-
Repayment of short-term loans	(7,231,612)	(8,178,074)	(9,366,326)
Net cash provided by (used in) financing activities	1,586,347	176,786	(485,486)

Effect of exchange rate changes on cash and cash equivalents	(189,692)	(191,197)	(771,111)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(133,594)	(1,607,548)	(491,567)

CASH AND CASH EQUIVALENTS, BEGINNING	1,653,260	3,260,808	3,752,375
CASH AND CASH EQUIVALENTS, ENDING	$1,519,666	$1,653,260	$3,260,808

Supplemental disclosure of cash flow information:
Cash paid during the year
Income taxes	$-	$600	$3,057
Interest	$445,582	$484,403	$450,024

Supplemental disclosure of significant non-cash transactions:

In 2018, the Company issued 479,004 ordinary shares in an amount of approximately $626,000, as a result of cashless exercise of stock options granted to the Company’s employees under its 2016 equity Incentive Plan.

In 2018, purchase of software in an amount of approximately $1.5 million was made by an increase in accounts payable.

In 2019, the Company issued 240,000 ordinary shares as compensation of approximately $110,000 to a consultant’s service.

In 2019, the Company issued an individual investor warrant to purchase 160,000 ordinary shares of the Company in connection with the issuance of a convertible promissory note with the principle amount of $1.04 million.

In 2019, the Company issued warrant to purchase 150,000 shares of the Company’s ordinary shares as compensation of approximately $58,000 for a consultant’s service.

In 2019, purchase of software and equipment in an amount of approximately $1.6 million was made by an increase in accounts payable.